Filed by The Warnaco Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: The Warnaco Group, Inc.

(Commission File No. 001-10857)

Cautionary Statements Regarding Forward-Looking Information

Warnaco notes that this communication and certain other written, electronic and oral disclosure made by Warnaco from time to time, may contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements involve risks and uncertainties and reflect, when made, Warnaco’s estimates, objectives, projections, forecasts, plans, strategies, beliefs, intentions, opportunities and expectations. Actual results may differ materially from anticipated results, targets or expectations and investors are cautioned not to place undue reliance on any forward-looking statements. Statements other than statements of historical fact, including, without limitation, statements regarding the proposed transaction and future financial targets, are forward-looking statements. These forward-looking statements may be identified by, among other things, the use of forward-looking language, such as the words “believe,” “anticipate,” “estimate,” “expect,” “intend,” “may,” “project,” “scheduled to,” “seek,” “should,” “will be,” “will continue,” “will likely result,” “targeted,” or the negative of those terms, or other similar words and phrases or by discussions of intentions or strategies.

Risks and uncertainties related to the proposed transaction with PVH include, among others: the risk that the conditions to the closing of the merger are not satisfied (including a failure of the stockholders of Warnaco to approve the merger and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated); potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; uncertainties as to the timing of the merger; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A, “Risk Factors,” in Warnaco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, Warnaco’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, PVH’s Annual Report on Form 10-K for the fiscal year ended January 29, 2012, and other reports filed by Warnaco and PVH with the Securities and Exchange Commission. We encourage you to read “Risk Factors” and other cautionary statements contained in these filings.

The discussion in this communication is not exhaustive but is designed to highlight important factors that may affect actual results or outcomes. Forward-looking statements speak only as of the date on which they are made, and, except for Warnaco’s ongoing obligation under the U.S. federal securities laws, Warnaco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

In connection with the merger, PVH will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Warnaco and a Prospectus of PVH, as well as other relevant documents concerning the proposed transaction. WARNACO STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about PVH and Warnaco, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from PVH at www.pvh.com under the heading “Investors” or from Warnaco at www.warnaco.com under the heading “Investor Relations.”

PVH and Warnaco and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Warnaco in connection with the merger. Information about the directors and executive officers of PVH and their ownership of PVH common stock is set forth in the proxy statement for PVH’s 2012 annual meeting of stockholders, as filed with the SEC on Schedule 14A on May 10, 2012. Information about the directors and executive officers of Warnaco and their ownership of Warnaco common stock is set forth in the proxy statement for Warnaco’s 2012 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on April 11, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the Proxy Statement/Prospectus regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

On November 5, 2012 The Warnaco Group, Inc. held its third quarter fiscal 2012 earnings conference call. Below is a transcript of certain portions of the conference call that relate to the previously announced transaction between The Warnaco Group, Inc. and PVH Corp.

The Warnaco Group, Inc. Q3 2012 Earnings Conference Call

Monday November 5, 2012, 4:30 PM EST

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Helen McCluskey—The Warnaco Group, Inc.—President & CEO

Good afternoon, everyone. Before we get to our third-quarter results I want to take a moment to comment on the transaction announced last week. As reported, we’ve entered into a definitive merger agreement with PVH in a deal valuing Warnaco at $2.9 billion.

Warnaco’s shareholders will receive $51.75 in cash and 0.1822 shares of PVH common stock for each share of Warnaco common stock which, at the time of the announcement, represented a 34% premium and a 9 times multiple of 2012 projected EBITDA. At the close Warnaco shareholders will hold approximately a 10% ownership stake in PVH, allowing them to participate in the sizable upside potential of the merger.

We believe the combination of Warnaco and PVH delivers compelling value and significant benefits for the combined Company. The investments that we have made in building our global infrastructure, regional platforms and direct to consumer footprint may now be leveraged across the larger enterprise.

We expect the combination will create opportunities to accelerate Warnaco’s strategic growth initiatives and unlock the full potential of our brands and business more quickly than on a stand-alone basis. Without question our Calvin Klein jeans and underwear business will benefit by being reunited with the house. For many of our associates they will become part of a much larger organization with the potential for greater career development and advancement opportunities.

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